76 Rahima Moosa Street, Newtown 2001
PO Box 62117, Marshalltown 2107, South Africa
Tel: +27 (0) 11 637 6000
Fax: +27 (0) 11 637 6624
Website: www.anglogoldashanti.com

EXHIBIT 19.4.5.2
29 July 2020

Ms Christine Ramon
Chief Financial Officer
AngloGold Ashanti Limited
Corporate Office
76 Rahima Moosa
Newtown
2001

Dear Christine

RE: APPOINTMENT AS INTERIM CHIEF EXECUTIVE OFFICER (CEO)
It is with great pleasure that I, on behalf of AngloGold Ashanti Limited confirm your appointment as the Acting Chief Executive Officer (Interim CEO) of the Company, effective from 01 September 2020.
Your appointment as Interim CEO shall endure until we have been able to appoint a permanent CEO and the appointed person commences employment.
1.SALARY PACKAGE
1.1 Current CFO salary package
For the duration of your appointment as Interim CEO, your current salary package and all other terms and conditions of employment shall remain unchanged.
1.2 Interim CEO allowance
In addition to your current salary package, you will be paid an acting allowance of ZAR122,165 (One hundred and twenty two thousand, one hundred and sixty five Rand) per month (on-shore) and USD 5,964 (Five thousand nine hundred and sixty four US Dollars) (off-shore) for the duration of your interim appointment as Interim CEO.
2. INCENTIVE SCHEME
2.1 Current CFO Incentive
Your variable pay will be based on your normal remuneration package and your current DSP cash bonus and deferred share award opportunity. This will apply to the annual bonus DSP awards subject to the rules of the scheme.

AngloGold Ashanti Limited
Reg No: 1944/017354/06
Directors: SM Pityana (Chairman) KPM Dushnisky (Canadian) (Chief Executive Officer) KC Ramon (Chief Financial Officer) AM Ferguson (British) R Gasant AH Garner (American) NVB Magubane MDC Ramos MC Richter (American/Panamanian) JE Tilk (Canadian)
Acting Company Secretary: L Marwick

2.2 Additional Interim CEO Incentive
In recognition of your Interim CEO position, the Remuneration committee may exercise its discretion to increase your award (both in terms of the opportunity and the amount payable) in consideration of the period in which you act in the Interim CEO position.
2.TERMINATION OF INTERIM CEO ROLE
On the expiration or termination of your appointment as Interim CEO, you will revert to your previous position as the Company’s Chief Financial Officer (CFO). At this time, your previous duties and responsibilities as the CFO shall be revived and you shall no longer have any obligations and/or authority arising out of your Interim CEO appointment.
On the expiration or termination of your appointment as the Interim CEO, you will no longer be entitled to receive the interim allowance, or any other compensation related to the Interim CEO role.
Kindly confirm that this letter correctly records our understanding of your appointment by signing the duplicate copy thereof and returning it to Mr Sipho Pityana, Board Chairman via email.

Yours sincerely

Sipho M Pityana
Board Chairman

ACKNOWLEDGEMENT

I, Christine Ramon hereby acknowledge and agree with the terms and conditions set out in this letter:

__/s/Kandimathie Christine Ramon____
Name: Kandimathie Christine Ramon
Date: 7 August 2020
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